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SECURITI  05037212 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 5 2005
202

SEC FILE NUMBER
8 - 42547

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2004___ AND ENDING ___12/31/04___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R. W. Pressprich & Co., Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 28th Floor

(No. and Street)

New York   New York   10022

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Hynes   (212) 832-6022

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.

(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue   Roseland   New Jersey   07068

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 7 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*



OATH OR AFFIRMATION

I, _____Dennis Hynes_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
R. W. Pressprich & Co., Inc._____ , as of
_____December 31_____ ,20 04___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____   Signature

                                                                    CFO
                                                                    _____
                                                                          Title

_____
                    Notary Public   JOSEPH MILACK
                    NOTARY PUBLIC, State of New York
                          No. 30-4722517
                      Qualified in Nassau County
                    Commission Expires March 30, 19__ July 31, 2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.W. PRESSPRICH & CO., INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$	113,459
Receivable from clearing broker		9,543,061
Securities owned, at market		51,189,427
Accrued interest receivable		619,736
Deposit with clearing broker		265,561
Property and equipment, net		1,668,371
Other assets		891,516
	$	64,291,131

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Securities sold, not yet purchased, at market	$	48,731,277
Accounts payable and accrued expenses		1,609,030
Accrued interest payable		649,714
Total liabilities		50,990,021
Stockholders' equity		
Class A voting common stock, no par value, 10,000 shares authorized, 1,913 shares issued and outstanding		957,474
Class A-1 non-voting common stock, no par value, 20,000 shares authorized, 14,793 shares issued, 14,734 shares outstanding		9,975,342
Treasury stock (at cost); 59 shares		(46,226)
Retained earnings		2,414,520
Total stockholders' equity		13,301,110
	$	64,291,131

See accompanying notes to consolidated financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

R.W. Pressprich & Co., Inc. ("Pressprich") is a broker-dealer, located in New York City, New York, Boston, Massachusetts, Chicago, Illinois, Yonkers, New York and Fort Lauderdale, Florida. Pressprich is registered with the Securities and Exchange Commission ("SEC"), is a member of the National Association of Securities Dealers, Inc. ("NASD"), and its operations primarily consist of securities principal transactions.

Pressprich Capital Management, LLC, ("Subsidiary"), is the Company's wholly-owned subsidiary.

Principles of Consolidation

The consolidated financial statements include the accounts of Pressprich and Subsidiary (collectively, the "Company"). All material intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers certificates of deposit and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Securities Owned and Securities Sold, Not Yet Purchased

All securities owned and securities sold, not yet purchased are valued at market and unrealized gains and losses are reflected in revenues.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets as follows:

Asset	Estimated Useful Lives
Office equipment	5 Years
Furniture and fixtures	7 Years
Leasehold improvements	Term of Lease
Computer software	3 Years

Rent Expense

Rent is charged to operations by amortizing the minimum rent payments over the term of the lease, using the straight-line method.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and related revenues and expenses are recorded on the trade-date basis.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Company is not liable for federal and substantially all state income taxes as the stockholders have elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the Company's stockholders are liable for taxes on corporate income and receive the benefit from corporate loss.

Income tax expense for the year ended December 31, 2004 relates principally to the New York City alternative tax.

Retirement Plan

The Company has a retirement plan under Section 401(k) of the Internal Revenue Code which covers all eligible employees. The plan provides for voluntary deductions subject to internal revenue code limitations. At management's discretion the Company may make a matching contribution. Matching contributions begin vesting after one year of service and are fully vested after three years of service. In addition, the Company established a profit sharing plan in 2002 in which voluntary contributions can be made to all eligible employees whether or not they are a 401(k) participant. The Company made no contributions in 2004.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Securities owned and securities sold, not yet purchased

Details of securities owned and securities sold, not yet purchased at December 31, 2004, are as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. Government obligations	$ 22,438,152	$ 8,631,516
Corporate bonds	28,751,275	40,099,761
	$ 51,189,427	$ 48,731,277

3. Deposit with clearing broker

Pursuant to an agreement with its clearing broker, the Company is required to maintain a clearing deposit of at least $250,000 and to maintain net capital of at least $100,000.

4. Property and equipment

Details of property and equipment at December 31, 2004 are as follows:

Office equipment	$	2,903,082
Furniture and fixtures		545,217
Leasehold improvements		533,603
Computer software		181,887
		4,163,789
Less accumulated depreciation		2,495,418
	$	1,668,371

5. Commitments and contingencies

The Company is obligated under five office leases expiring on various dates through January 2013. In addition to the base rent, the leases provide for the Company to pay property taxes and operating expenses over base period amounts.

Future aggregate minimum annual rent payments under these leases are approximately as follows:

Year ending December 31,		
2005	$	842,000
2006		808,000
2007		784,000
2008		793,000
2009		759,000
Thereafter		2,262,000
	$	6,248,000

Rent expense was approximately $861,000 for the year ended December 31, 2004.

As of December 31, 2004, the Company had a standby letter of credit of approximately $339,000 outstanding which represents a security deposit for its New York office space lease obligation. The letter of credit is secured by a Treasury bill in the amount of approximately $358,000 which is included in other assets.

Securities sold, not yet purchased represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

6. Net capital requirements

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital was approximately $6,800,000 which was approximately $6,700,000 in excess of its minimum requirement of approximately $100,000.

In accordance with SEC Rule 17a-5, a summary of financial data of Subsidiary at December 31, 2004, which is not consolidated for purposes of the Company's filings pursuant to Focus Report Part IIA, is as follows:

Assets	$ -
Liabilities	$ -

7. Exemption from Rule15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

8. Off-balance-sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from and clearing deposit with the clearing broker are pursuant to this clearance agreement.

The Company periodically maintains a cash balance in a financial institution, exceeding the Federal Deposit Insurance Corporation coverage of $100,000.